

February 11, 2011

Michael Silton
Chief Executive Officer
Rainmaker Systems, Inc.
900 East Hamilton Ave Suite 400
Campbell, CA 95008

Re: **Rainmaker Systems, Inc.**
Registration Statement on Form S-3
Filed January 28, 2011
File No. 333-171946

Dear Mr. Silton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We have issued comments in connection with a review of your application for confidential treatment. Please note that we will not be in a position to clear your registration statement on Form S-3 until the comments raised on your application for confidential treatment have been resolved.

2.   You do not appear to meet the eligibility requirements of General Instruction I.B.1. to Form S-3. Please advise us whether you plan to rely on General Instruction I.B.6., or in the alternative, choose an appropriate form for your registration statement.

Exhibit Index, page II-5

3.   We note that footnote 1 indicates that your statement of eligibility of trustee, listed as exhibits 25.1 and 25.2, will be filed by amendment to this registration statement or incorporated from a current report. Please note that the statement of eligibility of trustee should be filed separately as an electronic form type "305B2" after effectiveness, not on a post-effective amendment or a Form 8-K. Please refer to Section 220.01 under 1939 Act

Michael Silton
Rainmaker Systems, Inc.
February 11, 2011
Page 2

      – General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm and revise your exhibit index accordingly.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sandra B. Hunter at (202) 551-3758 or me at (202) 551-3386 with any questions.

      Sincerely,

      Duc Dang
      Senior Counsel

cc: David F. Dedyo
      Paul, Hastings, Janofsky & Walker LLP
      Via *facsimile*: (650) 320-1941